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SEC FILE NUMBER
8 - 053021

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins/Bay Island Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

567 San Nicolas Drive, Suite 460
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Budge Collins, Owner (949) 644-5771
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name - *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor	Beverly Hills	CA	90210
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
APR 14 2008
Washington, DC
101

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Budge Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins/Bay Island Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Budge Coll
Signature

Owner
Title

See attached
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Orange

On April 10, 2008 (Date) before me, JUDI L. ZIEG NOTARY PUBLIC, (Here Insert Name and Title of the Officer)

personally appeared BUDGE COLLINS (Name(s) of Signer(s))

JUDI L. ZIEG
Commission # 1574529
Notary Public - California
Orange County
My Comm. Expires May 27, 2009

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: Judi L. Zieg (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: SEC Annual Audited Report

Document Date: Jan 1, 2007 - Dec 31, 2007 Number of Pages: 1

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☒ Other: Limited Liability Co member/owner

Signer Is Representing: Collins/Bay Island Securities LLC

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______

- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Certified
Public
Accountants

Rothstein, Kass & Company, PC
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

April 3, 2008

Ms. Peggy O'Reilly
Financial Industry Regulatory Authority
300 South Grand Avenue
Los Angeles, CA 90071-3126

Re: Collins Bay Island Securities, LLC

Dear Ms. O'Reilly:

Pursuant to our telephone conversation on March 31, 2008, we have a good faith difference of opinion in the application of professional judgment on reporting the exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) in the above-referenced company's financial statements. We felt that the disclosure in Note 1 of the financial statements was adequate to comply with the requirements of the exemptive provisions, and you explained otherwise and provided specific instructions for compliance.

Accordingly, we have enclosed (a) Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and (b) Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3, accompanied with a new completed X-17A-5 Part III Facing page.

Regarding the net capital reconciliation and the statement that no material differences exist, you acknowledged there was no deficiency in the original reporting.

Sincerely,

Rothstein, Kass & Company, P.C.

ROTHSTEIN, KASS & COMPANY, P.C.

cc: Securities and Exchange Commission
Registrations branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Cc: Securities and Exchange Commission
5670 Wilshire Boulevard, Suite 1100
Los Angeles, CA 90036-3648

Budge Collins
Collins Bay Island Securities, LLC
567 San Nicolas Drive, Suite 460
Newport Beach, CA 92660

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirement is not applicable to Collins Bay Island Securities, LLC, as the company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to Collins Bay Island Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

FINRA
Financial Industry Regulatory Authority

March 26, 2008

Budge Collins
Owner
Collins Bay Island Securities, LLC
567 San Nicolas Drive, Suite 460
Newport Beach, CA 92660

Dear Mr. Collins:

This acknowledges receipt of your December 31, 2008 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemptive provisions); and,
2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemptive provisions) sample wording attached; and,
3. A Reconciliation, including appropriate explanation, of the computation of Net Capital under SEC Rule 15c3-1, or if no material differences exist, a statement to that effect.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 9, 2008. Questions may be addressed to Peggy O'Reilly, Regulatory Coordinator at (213) 613-2637.

Sincerely,

Lusana Gee
Exam Manager

Enclosure: Form X-17A-5 Part III Facing Page
Sample wording

cc: Cindy Wong
Assistant Regional Director
SEC
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

Rothstein Kass & Company, P.C.
9171 Wilshire Blvd., 5th Floor
Beverly Hills, CA 90210

END